For Release at 5:00 p.m.
                                                               May 14, 1998


                               PRESS RELEASE

                               HOLLINGER INC.

                    HOLLINGER 1999 FIRST QUARTER RESULTS



          TORONTO, May 14, 1999 -- Hollinger Inc., (TSE, ME, VSE: HLG.C;
Nasdaq: HLGCF) today announced its consolidated financial results for the three months ended March 31, 1999 with comparison to the three months ended March 31, 1998.


                                                           Per Equity Unit
                                  Three Months Ended     Three Months Ended
                                       March 31               March 31
                                  1999        1998        1999         1998
                              (Millions of Cdn.Dollars)       (Cdn. Dollars)

Total revenue                     817.0       787.8         n/a          n/a
EBITDA                            139.7       154.0         n/a          n/a
Net earnings                      109.4        74.0      $ 3.33       $ 2.22

                               HOLLINGER INC.
                     CONSOLIDATED STATEMENT OF EARNINGS
                                  ($000's)

                                                 Three Months Ended March 31
                                                     1999           1998
Revenue
      Sales                                       $ 809,239      $ 783,065
      Investment and other income                     7,714          4,742
                                                  ---------      ---------
                                                    816,953        787,807
                                                  ---------      ---------
Expenses
      Cost of sales and expenses                    669,565        629,067
      Depreciation and amortization                  58,659         52,233
      Interest on long-term debt                     49,087         44,111
      Other interest                                 13,232         11,798
                                                  ---------      ---------
                                                    790,543        737,209
                                                  ---------      ---------
Net loss in equity accounted companies                 (223)          (312)

Net foreign currency (losses) gains                  (1,239)         1,384
                                                  ---------      ---------
Earnings before the undernoted                       24,948         51,670
      Unusual items                                 323,162        231,649
      Income taxes                                 (135,769)      (120,061)
      Minority interest                            (102,932)       (89,259)
                                                  ---------      ---------
Net earnings                                      $ 109,409      $  73,999
                                                  =========      =========

                                  - more -

Earnings before unusual items, income taxes and minority interest was $24.9 million for the three months ended March 31, 1999 as compared to $51.7 million for 1998.

Reported earnings for the quarter compared to last year have been affected by several major items.

     The start-up in October of 1998 of the National Post has resulted in an EBITDA loss from the National Post for the quarter of $17.5 million. This loss is greater than initially expected because circulation has been higher than expected without, yet, delivering the inevitable advertising revenues. The sale of four newspapers as part of the purchase of the Financial Post has also reduced EBITDA quarter over quarter by $5.0 million.

     With the acquisition of the remainder of Southam Inc. completed in early 1999, all of the earnings of Southam Inc. are now attributable to the Company compared with the first quarter of 1998, when a substantial minority still existed. The increased ownership has resulted in higher depreciation and amortization in this quarter compared to the first quarter of 1998. The minority interest in Hollinger International has increased, offsetting some of the Southam impact on minority interest.

     Unusual items in 1999 and 1998 include the gain on sale of community newspapers by Hollinger International Inc. In 1998 this gain was offset in part by a make-whole premium paid on retiring of Hollinger International Senior Secured Notes, and redundancy costs.

More detailed information about the operations of International and its divisions and subsidiaries may be found in their press release dated April 29, 1999.


For more information please call:

J. A. Boultbee                      Marianne Godwin
Executive Vice-President            Vice-President
and Chief Financial Officer         Strategic and Corporate Development
Hollinger Inc.                      Hollinger Inc.
(416) 363-8721                      (416) 363-8721